Press Release

For immediate release

Liminal BioSciences Announces Voting Results of its 2023 Annual General Meeting of Shareholders

LAVAL, CANADA, and CAMBRIDGE, ENGLAND –June 5, 2023 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”) announced the voting results from its Annual General Meeting of Shareholders (“AGM”) held virtually on June 5, 2023. A total of 2,235,519 common shares were voted, representing 72.02% of the votes attached to the issued and outstanding common shares of Liminal BioSciences.

Election of Directors of the Company

The six (6) nominees set forth in the Circular were elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Name of Nominee	For		Against
	Votes	%	Votes	%
Simon Best	2,021,889	98.47	31,405	1.53
Gary Bridger	2,028,017	98.77	25,277	1.23
Neil A. Klompas	2,028,133	98.77	25,160	1.23
Alek Krstajic	2,027,866	98.76	25,427	1.24
Eugene Siklos	2,027,982	98.77	25,311	1.23
Timothy Steven Wach	2,025,888	98.67	27,406	1.33

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Appointment of Auditors

PricewaterhouseCoopers LLP were appointed as auditors of the Company to hold office until the next annual meeting of shareholders, and the board of directors was authorized to fix the auditors’ remuneration.

Detailed voting results for the 2023 AGM are available on SEDAR at www.sedar.com and the SEC at www.sec.gov

About Liminal BioSciences Inc.

Liminal BioSciences is a development-stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptor pathways (GPCRs). The Company is designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory and fibrotic diseases with significant unmet medical needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of GPCR biology. The Company’s pipeline is currently made up of three programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. The Company is also developing LMNL6326 as an antagonist for the OXER1 receptor, targeting treatment of eosinophil-driven disease, and GPR40 agonists, both of which are at the preclinical stage. In addition to these programs, the Company continues to explore other development opportunities to add to its pipeline.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ candidates or development programs, including the timing and outcome of the potential development of the Company’s R&D programs such as the development of LMNL6511, LMNL6326 and our GPR40 agonist discovery program; the timing of initiation or nature of preclinical studies and clinical trials, including the expected filing of a clinical trial authorization or commencement of a Phase 1 clinical trial of LMNL6511 in the second half of 2023; advancement of Liminal Biosciences’ product candidates, the outcome of anticipated clinical trials; the analysis of our clinical trial data; the potential development of Liminal Biosciences’ R&D programs; the properties of our drug candidates; the timing of initiation or nature of preclinical and clinical trials and potential therapeutic areas.

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These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic and other geopolitical tensions on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization opportunities; the successful and timely initiation or completion of preclinical and clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; our ability to add new development opportunities to our pipeline or to enter into strategic partnerships; our ability to continue to comply with Nasdaq Listing Rule 5450(a)(1) to remain listed on the Nasdaq Capital Market; our expected cash runway and our ability to actively seek and close on opportunities to monetize non-core assets or commercial opportunities related to our assets and general changes in economic conditions, including as a result of increased inflation, bank failures and rising interest rates. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as other filings and reports Liminal Biosciences’ may make from time to time.

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As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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